Exhibit 12

HealthSouth Corporation and Subsidiaries

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

    In computing the ratio of earnings to fixed charges: (1) earnings have been based on income from continuing operations before income taxes, fixed charges (exclusive of interest capitalized), and distributed income of equity investees and (2) fixed charges consist of interest and amortization of debt discounts and fees expense (including amounts capitalized), the estimated interest portion of rents, and dividends on our convertible perpetual preferred stock.

	For the Year Ended December 31,
	2008	2007	2006	2005	2004
	(As Adjusted) (3)
	(In Millions)
COMPUTATION OF FIXED CHARGES:

Interest expensed and capitalized in continuing operations,
including amortization of debt discounts and fees	$159.5	$229.4	$234.0	$234.2	$210.9

Interest expensed and capitalized in discontinued operations,
including amortization of debt discounts and fees	1.9	45.9	103.7	108.4	103.2

Interest element of rentals (1)	22.3	22.7	22.9	22.4	24.2

Total fixed charges	183.7	298.0	360.6	365.0	338.3

Dividend requirements on convertible perpetual preferred stock (2)	36.2	35.7	23.2	-	-

Total combined fixed charges and preferred stock dividends	$219.9	$333.7	$383.8	$365.0	$338.3

COMPUTATION OF EARNINGS:

Pre-tax income (loss) from continuing operations before
equity in net income of nonconsolidated affiliates	$184.6	$(102.8)	$(497.9)	$(332.2)	$(48.1)

Fixed charges	183.7	298.0	360.6	365.0	338.3

Distributed income of equity investees	10.9	5.3	6.1	11.4	6.9

Interest capitalized	-	-	-	-	(8.4)

Total earnings	$379.2	$200.5	$(131.2)	$44.2	$288.7

RATIO OF EARNINGS TO FIXED CHARGES	2.06	*	*	*	*

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS	1.72	**	**	**	**

(1) Management has determined the interest component of rent expense to be 33%.

(2) Grossed up to pre-tax based on 39.1%, 37.3%, and 4.4% effective tax rates for the years ended December 31, 2008, 2007, and 2006, respectively.

(3) Amounts have been recast for the adoption of FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51, and for certain properties reclassified as discontinued operations during the first quarter of 2009. See Note 1, Summary of Significant Accounting Policies, and Note 16, Assets Held for Sale and Results of Discontinued Operations, to the consolidated financial statements.

* For the years ended December 31, 2007, 2006, 2005, and 2004, the Company had an earnings-to-fixed charges coverage deficiency of approximately $97.5 million, $491.8 million, $320.8 million, and $49.6 million, respectively.

** For the years ended December 31, 2007, 2006, 2005, and 2004, the Company had an earnings-to-combined fixed charges and preferred stock dividends coverage deficiency of approximately $133.2 million, $515.0 million, $320.8 million, and $49.6 million, respectively.